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                                                Filed pursuant to Rule 424(b)(3)
                                                          File Number 333-116033

                                   PROSPECTUS

                        16,478,607 shares of common stock

                                MICROISLET, INC.

This prospectus relates to the sale of up to 16,478,607 shares of our common stock by the selling stockholders identified in this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

Our common stock is traded on American Stock Exchange under the symbol "MII". The closing price of our common stock on June 11, 2004 was $2.88.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June 14, 2004.



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                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Prospectus Summary                                                        3
Risk Factors                                                              4
Use of Proceeds                                                          11
Acquisition of Shares by Selling Stockholders                            11
Selling Stockholders                                                     12
Plan of Distribution                                                     20
Description of Securities                                                21
Limitation on Liability and Indemnification Matters                      21
Legal Matters                                                            22
Experts                                                                  22
The Fusion Transaction                                                   22
Where You Can Find More Information About Us                             26
Forward-Looking Statements                                               26



You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "MicroIslet", "we", "us" and "our" refer to MicroIslet, Inc., a Nevada corporation, unless the context otherwise requires.



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                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION ABOUT OUR COMPANY.

GENERAL

We are a biotechnology company engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for people with insulin-dependent diabetes. Our patented islet transplantation technology, exclusively licensed from Duke University, includes methods for isolating, culturing, cryopreservation, and immuno-protection (microencapsulation) of islet cells. We intend to continue our research and development efforts and, ultimately, to introduce of our products to the market. Our common stock trades on the American Stock Exchange under the trading symbol "MII".

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121. You can reach our principal executive offices by telephone at (858) 657-0287 or through our website at www.microislet.com. The content of this website does not constitute part of this prospectus.

                                  THE OFFERING

In March 2004, we entered into securities purchase agreements with forty-four investors to sell an aggregate of 9,834,218 shares of common stock at a purchase price of $1.30 per share. Pursuant to these agreements, we also issued warrants to the investors to purchase 4,917,120 shares of common stock at an exercise price of $1.00 per share. Those investors are offering for sale up to 9,834,218 shares of our common stock that they hold and up to 4,917,120 shares that may be issued to them upon the exercise of warrants.

We are also registering for resale the following shares:

         o 89,231 shares granted to a placement agent in connection with the above financing;

         o 738,038 shares that may be issued upon exercise of warrants with an exercise price of $1.30 per share granted to various placement agents and service providers in connection with the above financing;

         o 300,000 shares that may be issued upon exercise of warrants with an exercise price of $1.30 per share granted in settlement of claims made for services provided to us in connection with the above financing; and

         o 600,000 shares subject to warrants with exercise prices ranging from $0.60 to $0.75 per share granted to Strategic Growth International for consulting services they provided to us.

The number of shares offered by this prospectus represents 25.3% of the total common stock outstanding as of May 20, 2004. The number of common shares outstanding does not include 6,644,389 shares included in this prospectus that are issuable only upon the exercise of warrants.

We will not receive any proceeds from the sale of any of the shares offered and sold by the selling stockholders. However, we did receive $12,784,000 in gross cash proceeds from the sale of our common stock to certain of the selling stockholders. We intend to use the cash we received for general corporate and working capital purposes. We also may receive up to $6,448,570 in gross cash proceeds upon the exercise of the warrants issued to the selling stockholders.


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                                  RISK FACTORS

YOU SHOULD CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS RELATING TO OUR BUSINESS AND PROSPECTS BEFORE DECIDING TO INVEST IN THE SECURITIES. THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK, AND YOU SHOULD PURCHASE THE SECURITIES ONLY IF YOU CAN AFFORD TO LOSE THE ENTIRE SUM INVESTED IN THESE SECURITIES. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT ARE NOT YET IDENTIFIED OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL, MAY ALSO ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and presented elsewhere by management from time to time.

RISKS RELATED TO OUR COMPANY

WE HAVE A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

We have experienced significant operating losses in each period since our inception. As of March 31, 2004, we have incurred total losses of $16.3 million. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH, AND RAISING SUCH CAPITAL WILL LIKELY CAUSE SUBSTANTIAL DILUTION TO EXISTING STOCKHOLDERS. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our current plans indicate we will need significant additional capital for research and development before we have any anticipated revenue generating products. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

         o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

         o        our progress with research and development;

         o        the costs and timing of obtaining new patent rights;

         o        the extent to which we acquire or license other technologies;
                  and

         o regulatory changes and competition and technological developments in the market.

Fusion Capital Fund II, LLC has agreed to provide us up to $24 million under a common stock purchase agreement, of which approximately $22.9 million remains available. However, the extent we rely on Fusion Capital as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the factors listed above. For example, our continued access to financing under our common stock purchase agreement with Fusion Capital requires the market price of our common stock to remain above $0.50 per share and a registration statement for the shares to be purchased by Fusion Capital to remain available. If investment from Fusion Capital is unavailable or prohibitively expensive, we will need to secure another source of funding, in order to satisfy our working capital needs.

When we require additional funds, which may be above and beyond the funds we may raise from Fusion Capital, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offerings of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our stockholders will be diluted.


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WE MAY NOT BE ABLE TO OBTAIN THE FULL $24 MILLION GROSS PROCEEDS UNDER OUR
COMMON STOCK PURCHASE AGREEMENT WITH FUSION CAPITAL.

We have the right to receive only $20,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $1.25, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. At our current stock price of $3.10, we have the right to receive $100,000 per trading day. Fusion Capital will not have the right or the obligation to purchase any shares of our common stock on any trading days that the purchase price of our common stock under the purchase agreement would be less than $0.50. We registered 6,000,000 purchase shares for sale by Fusion Capital, 4,567,398 of which have not yet been issued. Depending on our stock price and our utilization of the Fusion Capital commitment, we may be limited in the amount of capital we raise from Fusion Capital unless we authorize and register additional shares of common stock beyond the 6,501,468 shares previously registered, which we have the right but not the obligation to do.

WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

A trust affiliated with Mr. John J. Hagenbuch, a significant stockholder of our company, made short term loans to us for a total of $500,000 on April 11, 2003 and May 12, 2003 to meet working capital needs. In October 2003, the notes evidencing these loans were cancelled in exchange for shares of our common stock and warrants to purchase common stock. At the same time, Mr. Hagenbuch's trust purchased additional shares of our common stock for $150,000 cash. We may not be able to obtain capital from related parties in the future. Neither Mr. Hagenbuch nor any of our officers, directors, or other stockholders (other than Fusion Capital under the common stock purchase agreement) are under any obligation to continue to provide cash to meet our future liquidity needs.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

We are a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-P(TM). This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

         o are accepted by, and marketed successfully to, the diabetes marketplace;

         o        are safe and effective;

         o        are protected from competition by others;

         o        do not infringe the intellectual property rights of others;

         o are developed prior to the successful marketing of similar products by competitors; or

         o can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.


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WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR
BUSINESS STRATEGY REQUIRES, AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o the terms of our agreements with our current or future collaborators may not be favorable to us;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

         o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies which have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY PROGRAMS, AND IF WE DO NOT, YOUR INVESTMENT MAY DECLINE IN VALUE.

Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes. However, these efforts may never generate revenue.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. FAILURE TO RECEIVE APPROVAL FOR COMMERCIALIZATION OF ANY POTENTIAL PRODUCT DEVELOPED BY US OR OUR COLLABORATORS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND YOUR INVESTMENT.

The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product that we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can


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occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. THESE AND OTHER REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

Our business involves the transplantation of animal cells into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

The FDA has published guidelines for development of xenotransplantation products and is continuing to monitor closely the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPITAL RESOURCES AND MORE EXPERIENCE IN RESEARCH AND DEVELOPMENT, MANUFACTURING AND MARKETING THAN US, WE MAY NOT SUCCEED IN DEVELOPING OUR PROPOSED PRODUCTS AND BRINGING THEM TO MARKET IN A COST-EFFECTIVE, TIMELY MANNER.

We expect to compete with a broad range of organizations that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

         o        biotechnology, pharmaceutical, chemical and other companies;

         o        academic and scientific institutions;

         o        governmental agencies; and


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         o        public and private research organizations.

We are a development stage company engaged exclusively in research and development. We have not yet completed the development of our first product and have no revenue from operations. As a result, we may have difficulty competing with larger, established biomedical and pharmaceutical companies. These companies have much greater financial, technical, research, marketing, sales, distribution, service and other resources than us. Moreover, they may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. We anticipate strong competition from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. We also expect to compete with other companies involved, like us, in the implantation of cells. These cells may be derived from animals, embryonic or adult stem cells, human cells or genetically altered cell lines.

IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

Our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.


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WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION
PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties that have established distribution systems and direct sales forces. To the extent that we enter into co promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

IF WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND HAVE NOT OBTAINED ADEQUATE INSURANCE TO PROTECT AGAINST THESE CLAIMS, OUR FINANCIAL CONDITION WOULD SUFFER.

If we are able to launch commercially our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties for which we have agreed to indemnify could incur liability.

Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATING TO THIS OFFERING AND OUR STOCK

A SUBSTANTIAL NUMBER OF SHARES WE HAVE ISSUED IN EXEMPT TRANSACTIONS ARE, OR ARE BEING MADE, AVAILABLE FOR SALE ON THE OPEN MARKET. THE RESALE OF THESE SECURITIES MIGHT ADVERSELY AFFECT OUR STOCK PRICE.

The 16,478,607 shares subject to this prospectus represent 25.3% of our common stock outstanding on May 20, 2004. The number of common stock outstanding does not include 6,644,389 shares included in this prospectus that are issuable only upon the exercise of warrants.

As of May 20, 2004, we have on file with the SEC effective registration statements for a total of 4,461,814 shares for resale by investors and investment-related service providers. In addition, we have on file with the SEC a registration statement for 5,058,866 shares for resale by Fusion Capital. The selling stockholders under our effective registration statements will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume. We also have other registration obligations that have not yet vested.

The sale of a substantial number of shares of our common stock under our registration statements, or in anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

In addition, approximately 17.9 million shares of common stock issued to stockholders of MicroIslet of Delaware in our business combination are available for unlimited resale, under SEC Rule 144(k).

Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by Fusion Capital and other existing stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR INVESTMENT.

The trading volume of our stock has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended March 31, 2004, the average daily trading volume of our stock was approximately 129,416 shares and the shares traded as low as $0.60 and as high as $3.43 per share. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

         o actual or anticipated variations in quarterly and annual operating results;

         o announcements of technological innovations by us or our competitors;

         o developments or disputes concerning patent or proprietary rights; and

         o general market perception of biotechnology and pharmaceutical companies.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

We have issued options and warrants to acquire common stock to our employees, directors, consultants and investors at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options and warrants for approximately 11,620,604 shares outstanding that have exercise prices at or below the recent market price of our stock of $3.10 per share. We have options and warrants for 1,891,000 shares outstanding at prices above the current $3.10 market price, and if the current market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF PROPOSED ACCOUNTING REGULATIONS THAT REQUIRE COMPANIES TO EXPENSE STOCK OPTIONS ARE ADOPTED, OUR LOSSES MAY INCREASE AND OUR STOCK PRICE MAY DECLINE.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported losses may increase significantly and our stock price could decline.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

As of May 20, 2004, our executive officers, directors and their affiliates beneficially own or control approximately 27.6% of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable within sixty days of May 20, 2004). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

WE HAVE NOT, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and the expansion of our business.

                                 USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders. We will pay the costs of registering those shares. We will receive no proceeds from the sale of shares of common stock in this offering. However, we did receive $12,784,000 in gross cash proceeds from the sale of our common stock to certain selling stockholders. We intend to use the net proceeds of approximately $12.1 million for working capital and general corporate purposes. Upon exercise of the warrants issued to the selling stockholders we could receive cash proceeds of up to $6,448,570.

                  ACQUISITION OF SHARES BY SELLING STOCKHOLDERS

In March 2004, we entered into securities purchase agreements with certain selling stockholders named in the table below under the heading "Private Placement Participants." These selling stockholders paid us an aggregate of $12,784,483 in consideration for 9,834,218 shares of our common stock at a price of $1.30 per share. Each of these selling stockholders also received a warrant to purchase shares of common stock at an exercise price of $1.00. The warrants are exercisable until March 16, 2009, and collectively represent the right to purchase a total of 4,917,120 shares of common stock. In connection with this financing, we paid placement fees to various placement agents in the aggregate amount of $705,000, issued warrants to various placement agents to purchase an aggregate of 738,038 common shares and issued to one placement agent 89,231 common shares. The placement agent warrants have exercise prices of $1.30 per share, and expire between two to five years from the date of issuance. In connection with the financing, we also issued warrants to purchase an aggregate of 300,000 shares at an exercise price of $1.30 per share to two entities in settlement of claims made for services rendered. These warrants expire on July 30, 2004, or 30 days following the effective date of the registration statement which includes this prospectus, whichever is later.

We agreed to file a registration statement registering for resale the shares issued in the financing and upon exercise of the warrants, and to have such registration statement declared effective on or before August 30, 2004. We agreed that if we did not have the registration statement declared effective by August 30, 2004, we would be required to issue to the selling stockholders that purchased shares in the financing additional common shares to purchase 2% of the number of shares purchased in the financing on each monthly anniversary of the August 30, 2004. The registration statement was declared effective June 14, 2004, so no penalty applied. We also agreed that in the event we sold securities at a price lower than $1.30 per share before the effectiveness of the registration statement, the number of shares issued to each investor would be increased to effectively reprice the shares to such lower price. We did not issue securities prior to the effectiveness of the registration statement in a manner that triggered these share issuance provisions. We agreed to similar registration obligations for some of the securities issued to the placement agents and service providers.

In January and March 2004, we issued warrants to purchase an aggregate of 600,000 shares to Strategic Growth International, Inc. in consideration for investor relations consulting services provided to us. 200,000 of the warrants have an exercise price of $0.60 and are exercisable until January 30, 2009; 200,000 of the warrants have an exercise price of $0.60 and are exercisable until May 25, 2004; and 200,000 of the warrants have an exercise price of $0.75 and are exercisable until May 25, 2004.

                              SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock.

The term "selling stockholder" includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement or amendment to this prospectus if and when required.

Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and had no understandings, directly or indirectly, with any person to distribute the shares at the time of purchase.

PRIVATE PLACEMENT PARTICIPANTS

The following table sets forth certain information as of April 28, 2004, with respect to the selling stockholders involved in the March 2004 private placement of our common stock. This information is based upon information provided by the selling stockholders. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

                                                      Common
                                                      Stock
                                                    Underlying
                                                      Common                                     Maximum
                                    Common Stock      Stock           Total Common Stock          Shares      Shares of Common Stock
                                     Acquired in     Warrant(1)    Beneficially Owned Before      Offered        Beneficially Owned
                                      Offering        Number               Offering               Hereby         After Offering++
                                      --------        ------               --------               ------         ----------------
   Name of Selling Stockholder         Number         Number        Number       Percentage+      Number      Number     Percentage+
   ---------------------------         ------         ------        ------       -----------      ------      ------     -----------
Caduceus Capital II, L.P. (2)           82,000        41,000        123,000              *       123,000           --             --
UBS Eucalyptus Fund, L.L.C. (2)        200,000       100,000        300,000              *       300,000           --             --
PW Eucalyptus Fund, Ltd. (2)            24,000        12,000         36,000              *        36,000           --             --
HSR SHC Aggressive Fund (2)            278,230       139,115        417,345           1.1%       417,345           --             --
Winchester Global Trust Company
Ltd., Trustee for Caduceus
Capital Trust (2)                      185,000        92,500        277,500             --            --           --             --
Bridges & Pipes LLC (3)                269,230       134,615        403,845           1.0%       403,845           --             --
MFN LLC (4)                            769,230       384,615      1,153,845           3.0%     1,153,845           --             --
ALKI Partners L.P. (5)                 230,769       115,385        346,154              *       346,154           --             --
ALKI Fund Ltd. (5)                     153,846        76,923        230,769              *       230,769           --             --
TCMP3 Partners (6)                     115,000        57,500        172,500              *       172,500           --             --
Crestview Capital Master LLC (7)       384,615       192,308        576,923           1.5%       576,923           --             --
SF Capital Partners Ltd. (8)           615,384       307,692        923,076           2.4%       923,076           --             --
North Sound Legacy Fund LLC (9)         11,538         5,769         17,307              *        17,307           --             --
North Sound Legacy Institutional
Fund LLC (9)                           126,923        63,462        190,385              *       190,385           --             --
North Sound Legacy International
Ltd. (9)                               246,153       123,077        369,230              *       369,230           --             --
Bay Star Capital II, L.P. (10)         192,307        96,154        288,461              *       288,461           --             --
Seneca Capital International Ltd.
(11)                                   456,923       228,462        685,385           1.8%       685,385           --             --
Seneca Capital L.P. (11)               235,384       117,692        353,076              *       353,076           --             --
SDS Capital Group SPC, Ltd. (12)       769,230       384,615      1,153,845           3.0%     1,153,845           --             --
RHP Master Fund Ltd. (13)              384,615       192,308        576,923           1.5%       576,923           --             --
Richie Long/Short Trading Ltd.
(14)                                   307,692       153,846        461,538           1.2%       461,538           --             --
Focus Fund L.P. (15)                    76,923        38,462        115,385              *       115,385           --             --
Douglas Luce                           192,307        96,154        288,461              *       288,461           --             --
Alan Gibstein                           38,461        19,231         57,692              *        57,692           --             --
Cindy Dolgin (16)                       76,923        38,462        395,385           1.0%       115,385      280,000              *
Harold Levine (17)                     192,307        96,154        378,461           1.0%       288,461       90,000              *
1996 Knobel Children's Investment
Trust (18)                              76,923        38,462        500,500           1.3%       115,385      385,115           1.0%
Peter Knobel (19)                       76,923        38,462      1,001,000           2.6%       115,385      770,230           2.0%
Ronald Katz (20)                       200,000       100,000        917,700           2.4%       300,000      617,200           1.6%
J. Patterson McBaine (21)              100,000        50,000      1,523,076           3.9%       150,000           --             --
Gruber & McBaine International
(22)                                   300,000       150,000        450,000           1.2%       450,000           --             --


                                                           13

                                                      Common
                                                      Stock
                                                    Underlying
                                                      Common                                     Maximum
                                    Common Stock      Stock           Total Common Stock          Shares      Shares of Common Stock
                                     Acquired in     Warrant(1)    Beneficially Owned Before      Offered        Beneficially Owned
                                      Offering        Number               Offering               Hereby         After Offering++
                                      --------        ------               --------               ------         ----------------
   Name of Selling Stockholder         Number         Number        Number       Percentage+      Number      Number     Percentage+
   ---------------------------         ------         ------        ------       -----------      ------      ------     -----------

Jon and Linda Gruber (21)              100,000        50,000      1,523,076           3.9%       150,000           --             --
Lagunitas Partners L.P. (22)           615,384       307,692        923,076           2.4%       923,076           --             --
Merlone Family Trust UTA
1/24/2000 (23)                         192,307        96,154        288,461              *       288,461           --             --
Fusion Capital Fund II, LLC (24)       384,615       192,308      1,068,391           2.7%       576,923      491,468           1.3%
Panacea Fund, LLC (25)                 211,538       105,769        317,307              *       317,307           --             --
Devonshire & Associates, LLC (26)      153,846        76,923        230,769              *       230,769           --             --
Clarion Capital Corp. (27)             192,308        96,154        288,462              *       288,462           --             --
Clarion Offshore Fund (27)             115,385        57,693        173,078              *       173,078           --             --
Morton A. Cohen Revocable Trust
(27)                                    76,923        38,462        115,385              *       115,385           --             --
Clarion Partners LP (27)               115,385        57,693        173,078              *       173,078           --             --
D-W Investments, L.L.C. (28)            38,461        19,231         57,692              *        57,692           --             --
GGET, LLC (29)                         230,769       115,385        346,154              *       346,154           --             --
Steven Gladstone (30)                   38,461        19,231        403,846           1.0%        57,692           --             --
Duncan Capital Group LLC (31)               --        99,978         99,978                       99,978           --             --
David Fuchs (32)                            --        15,380        419,225           1.1%        15,380           --             --
Robert MacGregor (33)                       --        15,380         15,380              *        15,380           --             --
Bradford E. Monks (34)                      --         3,845          3,845              *         3,845           --             --
Robert Yingling (35)                        --         3,845          3,845              *         3,845           --             --
Richard Smithline (36)                      --        15,380         15,380              *        15,380           --             --
Burnham Hill Holdings LLC (37)
(38)                                        --       160,000        160,000              *       160,000           --             --
Matthew Balk (37) (39)                      --        20,000         62,000              *        20,000       42,000              *
Eric T. Singer (37) (40)                    --       138,462        208,462              *       138,462       70,000              *
Hilary Bergman (37) (41)                    --        17,692         17,692              *        17,692           --             --
Bradley Reifler (37) (42)                   --        17,692         17,692              *        17,692           --             --
Irv Minnaker (43) (44)                      --        39,192        103,992              *        39,192       64,800              *
Lee Skoblow (43) (45)                       --        39,192        103,992              *        39,192       64,800              *
Myron A. Wick III (46)                  89,231        89,231        236,154              *       178,462           --             --
Rodman & Renshaw, LLC (47)                            21,154         21,154              *        21,154           --             --
Glenn Andrews (48)                                    37,000         37,000              *        37,000           --             --
ViewTrade Financial (49)                    --           230            230              *           230           --             --
Robert Wasserman (50)                       --         1,096          1,096              *         1,096           --             --
Scott Schalk (51)                           --         1,096          1,096              *         1,096           --             --
Ark Financial Services (52)                 --         2,193          2,193              *         2,193           --             --
SBI Brightline VII LLC (53)                 --       150,000        150,000              *       150,000           --             --
Beta Dynamics, LLC (54)                     --       150,000        150,000              *       150,000           --             --
                                                ------------- -------------- -------------- -------------

                      Total          9,923,449     5,955,158                                  15,878,607

* Less than one percent.

+ Percentage ownership based on 38,890,580 shares of common stock outstanding as of May 20, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

++ Assumes the sale of all shares offered in this prospectus and no other purchases or sales of common stock.

(1) The selling stockholders (other than the placement agents and service providers discussed in this footnote and their assignees) were issued these warrants in connection with purchases of common stock by them. The purchasers' warrants have an exercise price of $1.00 and are exercisable until five years after the date of issuance. The placement agents involved in the March 2004 financing - Glenn Andrews, Burnham Hill Partners, ViewTrade Financial, Duncan Capital Group, LLC, Rodman & Renshaw, LLC, Mr. Myron A. Wick, III, and World Link Asset Management -received warrants in connection with their services as placement agents. The placement agent warrants have an exercise price of $1.30 per share and expire between two to five years after the date of issuance. Burnham Hill Partners, Duncan Capital Group, LLC, World Link Asset Management and ViewTrade Financial have assigned portions of the warrants originally issued to them to certain of the other selling stockholders. See Notes 31, 37, 43 and
49. SBI Brightline VII LLC and BetaDynamics, LLC each received warrants exercisable for $1.30 per share in settlement of claims made for services rendered in connection with the financing. See Notes 53 and 54. These warrants expire on July 30, 2004, or 30 days following the effective date of the registration statement, which includes this prospectus, whichever is later.

(2) Mr. Samuel D. Isaly possesses voting and investment control over the shares held by Caduceus Capital II, L.P., UBS Eucalyptus Fund, L.L.C., PW Eucalyptus Fund, Ltd., HFR SHC Aggressive Fund and Winchester Global Trust Company Ltd., Trustee for Caduceus Capital Trust. Mr. Isaly is the managing member of OrbiMed Advisors, LLC, a registered investment advisor. OrbiMed Advisors, LLC, serves as general partner and/or investment advisor to each of the aforementioned selling stockholders.

(3) Mr. David Fuchs, Managing Member of Bridges & Pipes LLC, possesses voting and investment power over the shares listed.

(4) Mr. Louis Ottimo, General Manager of MFN LLC, possess voting and investment control over the shares listed. MFN, LLC is an affiliate of Ehrenkrantz, King & Nussbaum, Inc., a registered broker-dealer and NASD member.

(5) Mr. Scott Wilfong possesses voting and investment control over the shares held by ALKI Partners L.P. and ALKI Fund Ltd.

(6) Mr. Steven Slawson and Mr. Walter Schenker share voting and investment control over the shares held by TCMP3 Partners.

(7) Mr. Stewart Flink and Mr. Richard Levy share voting and investment control over the shares held by Crestview Capital Master LLC. Mr. Flink is an affiliate of Dillon Capital, a registered broker-dealer. Mr. Flink and Mr. Levy disclaim beneficial ownership over the shares held by the selling stockholder.

(8) Mr. Michael A. Roth and Mr. Brian J. Stark possess voting and investment control over the shares held by SF Capital Partners Ltd. Mr. Roth and Mr. Stark direct the management of Staro Asset Management, L.L.C., which acts as investment manager to SF Capital Partners, Ltd. The selling stockholder is an affiliate of Reliant Trading and Shepherd Trading Limited, each a registered broker-dealer.

(9) Mr. Thomas McAuley possesses voting and investment control over the shares held by North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International, Ltd. Mr. McAuley is the Managing Member of North Sound Capital LLC, the investment advisor to each of the selling stockholders. Mr. McAuley disclaims beneficial ownership over the shares held by each of the selling stockholders.

(10) Mr. Lawrence Goldfarb, Mr. Steven M. Lamar and Mr. Steve Derby share voting and investment control over the shares held by Bay Star Capital II, L.P. Mr. Goldfarb and Mr. Lamar are Managing Members of Bay Star Capital Management LLC, which is the General Partner of Bay Star Capital II, L.P. Mr. Derby is the General Partner of Bay East L.P., which is a member of Bay Star Capital Management LLC. Mr. Goldfarb, Mr. Lamar, Mr. Derby and Bay East L.P. each disclaim beneficial ownership over the shares listed.

(11) Mr. Doug Hirsch possesses voting and investment control over the shares held by Seneca Capital International Ltd. and Seneca Capital L.P.

(12) Mr. Steve Derby, the Managing Member of SDS Management LLC, the investment advisor of SDS Capital Group SPC, Ltd., possesses voting and investment control over the shares held by SDS Capital Group SPC, Ltd. Mr. Derby disclaims beneficial ownership over the shares held by SDS Capital Group SPC, Ltd.

(13) RHP Master Fund, Ltd. is party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to the investment management agreement, Rock Hill Investment Management, L.P. possesses voting and investment control over the shares held by RHP Master Fund, Ltd. Mr. Wayne Bloch, Mr. Gary Kaminsky and Mr. Peter Lockhart together own all the interests in RHP General Partner, LLC. The aforementioned entities and individuals disclaim beneficial ownership of the shares held by RHP Master Fund, Ltd.

(14) Mr. A.R. Thane Richie, President of Richie Capital Management, LLC., the subadvisor to Richie Long/Short Trading Ltd., possesses voting and investment control over the shares listed.

(15) Mr. Stefan W. Cobb, Managing Partner of Focus Fund L.P., possesses voting and investment control over the shares listed.

(16) Beneficial ownership 80,000 shares obtainable upon exercise of a warrant exercisable within 60 days of April 28, 2004, which shares are not included in this prospectus.

(17) Beneficial ownership 40,000 shares obtainable upon exercise of a warrant exercisable within 60 days of April 28, 2004, which shares are not included in this prospectus.

(18) Mr. Peter Knobel and Mr. Marc Solomon are trustees of the selling stockholder and share voting and investment control over the shares listed.

(19) Beneficial ownership includes 500,500 shares of common stock beneficially owned by the 1996 Knobel Children's Investment Trust, over which Mr. Knobel shares voting and investment control.

(20) Beneficial ownership 60,000 shares obtainable upon exercise of a warrant exercisable within 60 days of April 28, 2004, which shares are not included in this prospectus. Beneficial ownership also includes 36,200 shares beneficially owned by King Louie Enterprises LLC over which Mr. Katz possesses voting and investment control.

(21) Beneficial ownership includes 923,076 shares beneficially owned by Lagunitas Partners L.P. and 450,000 shares beneficially owned by Gruber & McBaine International, over which the selling stockholder possesses voting and investment control.

(22) Mr. J. Patterson McBaine is a partner of Gruber & McBaine Corporate Management, which is the general partner of Lagunitas Partners, L.P. and attorney-in-fact for Gruber & McBaine International. Mr. Jon D. Gruber and Mr.
J. Patterson McBaine, Managers, and Mr. Eric B. Swergold, Member of Gruber & McBaine Capital Management, share voting and investment control over the shares held by Lagunitas Partners, L.P. and Gruber & McBaine International.

(23) Mr. Peter Merlone is the trustee of the selling stockholder and possesses voting and investment control over the shares listed. The selling stockholder took assignment of the 192,307 shares of common stock and the warrant to purchase 96,154 shares of common stock that were originally sold to Mr. Merlone.

(24) Mr. Steven G. Martin and Mr. Josh Scheinfeld, each a Managing Member of Fusion Capital Fund II LLC, share voting and investment power over the shares listed. The selling stockholder is a party to a common stock purchase agreement described under "The Fusion Transaction."

(25) Mr. Michael S. Resnick, Executive Vice-President of William Harris Investors, Inc., the Manager of Panacea Fund LLC. and Mr. Fred Holubow and Mr. Charles Polsky, each a Fund Manager of Panacea Fund, LLC, share voting and investment control over the shares listed.

(26) Mr. Adrian Wilson, the Managing Member of Devonshire & Associates, LLC, possesses voting and investment control over the shares listed.

(27) Mr. Morton A. Cohen possesses voting and investment control over the shares held by Clarion Capital Corp., Clarion Offshore Fund, Clarion Partners L.P. and the Morton A. Cohen Revocable Trust.

(28) Mr. Myron A. Wick III, Managing Member of D-W Investments, L.L.C., possesses voting and investment control over the shares held by the selling stockholder.

(29) Mr. Ralph S. Giorgio, Mr. Stephen S. Gladstone and Mr. John N. Giussis share voting and investment control over the shares held by the selling stockholder.

(30) Beneficial ownership includes 346,154 shares beneficially owned by GGET, LLC over which Mr. Gladstone shares voting and investment control.

(31) Duncan Capital LLC, a registered broker-dealer and NASD member, served as placement agent in connection with the sale by us of 1,538,075 shares of our common stock listed in this prospectus. As a placement fee, Duncan received a cash payment of $159,960 and a warrant to purchase 153,808 shares of common stock. Duncan subsequently assigned portions of that warrant to certain of the other selling stockholders as follows: a warrant to purchase 15,380 shares was assigned to Mr. David Fuchs; a warrant to purchase 3,845 shares was assigned to Mr. Bradford E. Monks; a warrant to purchase 15,380 shares was assigned to Mr. Robert MacGregor; a warrant to purchase 3,845 shares was assigned to Robert Yingling; a warrant to purchase 15,380 shares was assigned to Mr. Richard Smithline; and a warrant to purchase 99,978 shares was assigned to Duncan Capital Group LLC. Mr. Michael Crow and Mr. Dan Purjes share voting and investment control over the shares held by Duncan Capital Group LLC.

(32) Mr. Fuchs is the manager of Santal Holdings, LLC, the owner of Duncan Capital LLC, a registered broker-dealer and NASD member, and is therefore an affiliate of Duncan Capital LLC. Mr. Fuchs took assignment of a warrant to purchase 15,380 shares of common stock from Duncan Capital LLC. See Note 31. Beneficial ownership includes 403,845 shares of common stock beneficially owned by Bridges & Pipes, LLC, over which Mr. Fuchs possesses voting and investment control. See Note 3.

(33) Mr. MacGregor is the Senior Managing Director of Duncan Capital LLC, a registered broker-dealer and NASD member. Mr. MacGregor took assignment of a warrant to purchase 15,380 shares of common stock from Duncan Capital LLC. See
Note 31.

(34) Mr. Monks serves as counsel to Duncan Capital LLC, a registered broker-dealer and NASD. Mr. Monks took assignment of a warrant to purchase 3,845 shares of common stock from Duncan Capital LLC. See Note 31.

(35) Mr. Yingling is a financial officer to Duncan Capital LLC, a registered broker-dealer and NASD member. Mr. Yingling took assignment of a warrant to purchase 3,845 shares of common stock from Duncan Capital LLC. See Note 31.

(36) Mr. Smithline is a registered representative of Duncan Capital LLC, a registered broker-dealer and NASD member. Mr. Smithline took assignment of a warrant to purchase 15,380 shares of common stock from Duncan Capital LLC. See
Note 31.

(37) Burnham Hill Partners, a division of Pali Capital, Inc., served as the placement agent in connection with the sale by us of 3,730,764 shares of our common stock included in this prospectus. In connection with the services performed by Burnham Hill Partners, Pali Capital, Inc. received a cash payment of $388,000 and a warrant to purchase 353,846 shares of common stock. Pali Capital, Inc. subsequently assigned portions of that warrant to certain of the selling stockholders as follows: a warrant to purchase 160,000 shares of common stock was assigned to Burnham Hill Holdings, LLC; a warrant to purchase 20,000 shares of common stock was assigned to Mr. Matthew Balk; a warrant to purchase 138,462 shares of common stock was assigned to Mr. Eric T. Singer; a warrant to purchase 17,692 shares of common stock was assigned to Mr. Hilary Bergman; and a warrant to purchase 17,692 shares of common stock was assigned to Mr. Bradley Reifler. Burnham Hill Partners is a division of Pali Capital, Inc., a registered broker-dealer and NASD member, and is therefore an affiliate of Pali Capital, Inc.

(38) Burnham Hill Holdings, LLC, took assignment of a warrant to purchase 160,000 shares of common stock from Pali Capital, Inc. See Note 37. The warrant was exercised in June 2004 pursuant to a net exercise provision of such warrant, and a total of 96,969 shares were issued. The balance of 63,031 shares were returned to us to satisfy the exercise price. Ms. Cass Gunther Adelman, the Managing Member of Burnham Hill Holdings, LLC, possesses voting and investment control over the shares listed. Ms. Adelman's spouse, Mr. Jason Adelman, is the managing director of Burnham Hill Partners, a division of Pali Capital, Inc. Pali Capital, Inc. is a registered broker-dealer and NASD member, and Burnham Hill Holdings, LLC, is an affiliate of Pali Capital, Inc.

(39) Mr. Balk is an affiliate of Pali Capital, Inc, a registered-broker dealer and NASD member. Mr. Balk took assignment of a warrant to purchase 20,000 shares of common stock from Pali Capital, Inc. See Note 37. Beneficial ownership includes 12,000 shares obtainable upon the exercise of a warrant exercisable within 60 days of April 28, 2004, which shares are not included in this prospectus.

(40) Mr. Singer is an affiliate of Pali Capital, Inc., a registered-broker dealer and NASD member. Mr. Singer took assignment of a warrant to purchase 138,462 shares of common stock from Pali Capital, Inc. See Note 37. Beneficial ownership includes 20,000 shares obtainable upon the exercise of a warrant exercisable within 60 days of April 28, 2004, which shares are not included in this prospectus.

(41) Mr. Bergman is an affiliate of Pali Capital, Inc., a registered broker-dealer and NASD member. Mr. Bergman took assignment of a warrant to purchase 17,692 shares of common stock from Pali Capital, Inc. See Note 37.

(42) Mr. Reifler is an affiliate of Pali Capital, Inc., a registered broker-dealer and NASD member. Mr. Reifler took assignment of a warrant to purchase 17,692 shares of common stock from Pali Capital, Inc. See Note. 37.

(43) World Link Asset Management served as the placement agent in connection with the sale by us of 930,767 shares our common stock included in this prospectus. As a placement fee, World Link received a cash payment of $96,800 and a warrant to purchase 78,384 shares of common stock. World Link subsequently assigned portions of that warrant to certain of the selling stockholders as follows: a warrant to purchase 39,192 shares of common stock was assigned to Mr. Irv Minnaker and a warrant to purchase 39,192 shares of common stock was assigned to Mr. Lee Skoblow.

(44) Mr. Minnaker took assignment of a warrant to purchase 39,192 shares of common stock from World Link Asset Management. Beneficial ownership includes 64,800 shares of common stock beneficially owned by World Link Asset Management, over which Mr. Minnaker possesses voting and investment control.

(45) Mr. Skoblow took assignment of a warrant to purchase 39,192 shares of common stock from World Link Asset Management. Beneficial ownership includes 64,800 shares of common stock beneficially owned by World Link Asset Management, over which Mr. Skoblow possesses voting and investment control.

(46) Mr. Wick served as the placement agent in connection with the sale by us of 1,115,384 shares of our common stock included in this prospectus. As a placement fee, Mr. Wick received 89,231 shares of common stock and a warrant to purchase 89,231 shares of common stock. Beneficial ownership includes 57,692 shares of common stock beneficially owned by D-W Investments, LLC, over which Mr. Wick possesses sole voting and investment control. See Note 28.

(47) Rodman & Renshaw, LLC, a registered broker-dealer and NASD member, served as the placement agent in connection with the sale by us of 211,538 shares of our common stock included in this prospectus. As a placement fee, Rodman & Renshaw, LLC, received a cash payment of $27,500 and a warrant to purchase 21,154 shares of common stock. Mr. Thomas G. Pinou possesses voting and investment control over the shares beneficially owned by Rodman & Renshaw, LLC.

(48) Mr. Andrews served as a placement agent in connection with the sale by us of 500,001 shares our common stock listed in this prospectus. As a placement fee, Mr. Andrews received a cash payment of $32,500 and a warrant to purchase 37,000 shares of common stock. Mr. Andrews is an affiliate of Shemano Group, LLC, a registered-broker dealer.

(49) ViewTrade Financial, a registered broker-dealer, served as a placement agent in connection with the sale by us of 76,923 shares of our common stock listed in this prospectus. As a placement fee, ViewTrade Financial received a warrant to purchase 4,615 shares of common stock. ViewTrade Financial subsequently assigned portions of that warrant to certain of the other selling stockholders as follows: a warrant to purchase 1,096 shares was assigned to Mr. Robert Wasserman; a warrant to purchase 1,096 shares was assigned to Mr. Scott Schalk; and a warrant to purchase 2,193 shares was assigned to Ark Financial Services, Inc. Mr. James St. Clair possesses voting and investment control over the shares held by ViewTrade Financial.

(50) Mr. Wasserman took assignment of a warrant to purchase 1,096 shares of common stock from ViewTrade Financial. Mr. Wasserman is a Director of Research of Dawson James Securities, a division of ViewTrade Financial, a registered broker-dealer, and is therefore an affiliate of ViewTrade Financial.

(51) Mr. Schalk took assignment of a warrant to purchase 1,096 shares of common stock from ViewTrade Financial. Mr. Schalk is a registered representative for ViewTrade Financial, a registered broker-dealer, and is therefore an affiliate of ViewTrade Financial.

(52) The selling stockholder took assignment of a warrant to purchase 2,193 shares of common stock from ViewTrade Financial. Mr. Robert D. Keyser, Jr., and Mr. Albert J. Poliak possess voting and investment control over the shares held by the selling stockholder. The selling stockholder is an affiliate of ViewTrade Financial, a registered broker-dealer.

(53) Mr. Shelly Singhal and Mr. John Wang share voting and investment control over the securities held by SBI Brightline VII LLC. Mr. Singhal and Mr. Wang are the owners of SBI USA LLC, a division of First Securities USA, Inc., a registered broker-dealer and NASD member, and are therefore affiliates of First Securities USA, Inc.

(54) Mr. Edward Wilson and Mr. Cory Bailey share voting and investment control over the shares held by BetaDynamics, LLC.

STRATEGIC GROWTH INTERNATIONAL, INC.

The following table sets forth certain information as of April 28, 2004, with respect to Strategic Growth International, Inc., to which we issued warrants to purchase an aggregate of 600,000 shares of common stock in consideration for investor relations consulting services. This information is based upon information provided by the selling stockholders. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, the stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.


                                       Common
                                       Stock
                                     Underlying                                   Maximum
                                       Common          Total Common Stock          Shares       Shares of Common Stock
                                       Stock           Beneficially Owned         Offered         Beneficially Owned
                                     Warrant(1)         Before Offering            Hereby          After Offering++
   Name of Selling Stockholder         Number        Number       Percentage       Number        Number     Percentage
   ---------------------------         ------        ------       ----------       ------        ------     ----------
Strategic Growth International,          600,000        600,000              *        600,000          --              *
Inc. (2)

* Less than one percent.

+ Percentage ownership based on 38,890,580 shares of common stock outstanding as of May 20, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

++ Assumes the sale of all shares offered in this prospectus and no other purchases or sales of common stock.

(1) The selling stockholder was granted these warrants in connection with investor relations and other consulting services performed for us. 200,000 of the warrants have an exercise price of $0.60 per share and are exercisable until January 30, 2009; 200,000 of the warrants have an exercise price of $0.60 and are exercisable until May 25, 2009; and 200,000 of the warrants have an exercise price of $0.75 and are exercisable until May 25, 2009.

(2) Mr. Stanley Altschuler and Mr. Richard E. Cooper share voting and investment control over the shares held by Strategic Growth International, Inc.

                              PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o        settlement of short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify certain selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

                            DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the Commission as exhibits to this registration statement of which this prospectus forms a part. Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001. As of May 20, 2004, 38,890,580 shares of our common stock were issued and outstanding. This excludes an aggregate of 13,511,604 shares of common stock reserved for issuance upon exercise of stock options and warrants.

OUR COMMON STOCK

Our common stock is publicly traded on the American Stock Exchange. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. All shares of our common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for payment. These dividends may be paid in cash, property or shares of common stock. The shares of common stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions and are not liable for further call or assessment.

OUR "BLANK CHECK" PREFERRED STOCK

The term "blank check" refers to preferred stock, the creation and issuance of which is authorized in advance by the stockholders and the terms, rights and features of the series of which are determined by our board of directors from time to time. The authorization of this blank check preferred stock permits our board of directors to authorize and issue preferred stock from time to time in one or more series. Subject to our articles of incorporation, and the limitations prescribed by law or any stock exchange or national securities association trading system on which our securities may then be listed, the board of directors is expressly authorized, at its discretion, to adopt resolutions to issue shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, in each case without any further action or vote by the stockholders. Our board of directors is required to make any determination to issue shares of preferred stock based on its judgment as to the best interests of our company and its stockholders.

The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

               LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent permitted under Nevada law. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

         o acts or omissions of the director finally adjudged to be misconduct or a knowing violation of law; or

         o        unlawful distributions; or

         o any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

Our articles of incorporation also provide that the liability of our directors and officers for monetary damages is eliminated to the fullest extent permissible under Nevada law.

Our bylaws provide that we will indemnify our officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which they may be a party or in which they may become involved by reason of being or having been directors or officers of ours, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described above will apply only when our board of directors approves the settlement and reimbursement as being in our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. We also maintain directors' and officers' liability insurance as permitted by our bylaws.

                                  LEGAL MATTERS

Legal matters in connection with the validity of the shares of common stock offered hereby have been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP.

                                     EXPERTS

The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report express an unqualified opinion and include an explanatory paragraph referring to financing subsequent to year end), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             THE FUSION TRANSACTION

GENERAL

On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement, $20,000 of our common stock or an aggregate of $12.0 million. On May 4, 2004, we amended the common stock purchase agreement to, among other things, revise the daily purchase amounts and give us the option to increase the aggregate amount that can be purchased under the agreement from $12 million to $24 million and extend the term of the agreement.

The initial $12.0 million of common stock is to be purchased over a 30 month period, subject to a six month extension or earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.50.

As compensation for its commitment and for expenses incurred, we issued to Fusion Capital on April 2, 2003, 501,468 shares of common stock. Fusion Capital has agreed not to sell 491,468 of such shares until the earlier of October 2005, or the termination or a default under the common stock purchase agreement. As of May 20, 2004 the Company has sold 1,432,602 shares to Fusion Capital under this agreement for total proceeds of approximately $1,060,000.

PURCHASE OF SHARES UNDER THE COMMON STOCK PURCHASE AGREEMENT

Under the common stock purchase agreement, Fusion Capital is obligated to purchase a specified dollar amount of our common stock on each trading day. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital must purchase on each trading day during the term of the agreement at least $20,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $20,000 unless our stock price is at least $1.25 per share for five (5) consecutive trading days. The purchase price per share is equal to the lesser of:

         o the lowest sale price of our common stock on the purchase date; or

         o the average of the three (3) lowest closing sale prices of our common stock during the ten (10) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us the daily purchase amount on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement, which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation. The following table sets forth the number of shares of our common stock that would be sold to Fusion Capital under the common stock purchase agreement after May 20, 2004 at varying purchase prices:

                                    NUMBER OF SHARES         PERCENTAGE OUTSTANDING       PROCEEDS FROM THE SALE OF
           ASSUMED                        TO BE                AFTER GIVING EFFECT        SHARES TO FUSION CAPITAL
           AVERAGE                   ISSUED IF FULL            TO THE ISSUANCE TO          UNDER THE COMMON STOCK
        PURCHASE PRICE                PURCHASE (1)             FUSION CAPITAL (2)            PURCHASE AGREEMENT
        --------------                ------------             ------------------            ------------------
               $1.00                    4,567,398                     10.5%                     $4,567,398
               $2.00                    4,567,398                     10.5%                     $9,134,796
               $3.10  (3)               3,529,032                     8.3%                     $10,940,000
               $4.00                    2,735,000                     6.6%                     $10,940,000
               $5.00                    2,188,000                     5.3%                     $10,940,000

____________________

(1) Based on a maximum of 4,567,398 shares for purchase by Fusion Capital after the date hereof, and assuming that we do not exercise our option to increase the aggregate amount to be purchased by Fusion Capital as provided in the amendment to the agreement.

(2) Based on 38,890,580 shares outstanding as of May 20, 2004 plus the number of shares issuable at the corresponding purchase price in the adjacent column

(3) The closing price of our common stock on May 20, 2004.

Assuming that we do not exercise the option to increase the aggregate amount to be purchased under the agreement to $24 million, we estimate that we will issue no more than 6,501,468 shares to Fusion Capital under the common stock purchase agreement, including the 491,468 shares issued as a commitment fee, 10,000 shares issued as expense reimbursement and the 1,432,602 shares previously sold. If more than 6,000,000 purchase shares are issuable to Fusion Capital under the common stock purchase agreement, we have the right to terminate the agreement without any payment or liability to Fusion Capital.

MINIMUM PURCHASE PRICE

We have the right to set a minimum purchase price ("floor price") at any time. Currently, the floor price is $0.50. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price cannot be less than $0.50. Fusion Capital will not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

OUR RIGHT TO SUSPEND PURCHASES

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

OUR RIGHT TO INCREASE AND DECREASE THE DAILY PURCHASE AMOUNT

Under the common stock purchase agreement, Fusion Capital has agreed to purchase on each trading day during the 30 month term of the agreement, at least $20,000 of our common stock. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day's notice.

We also have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $0.25 increase in threshold price above $1.00, we have the right to increase the daily purchase amount by up to an additional $10,000. For example, if the threshold price is $3.00 we would have the right to increase the daily purchase amount to up to an aggregate of $100,000. The "threshold price" is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the threshold price, the applicable increase in the daily purchase amount will be void.

OUR RIGHT TO INCREASE THE AGGREGATE PURCHASE AMOUNT

We also have the option to increase the aggregate amount that can be purchased under the agreement from $12 million to $24 million. We may exercise this option at any time until 30 days after the date the dollar amount available for purchase under the original commitment is equal to zero. Assuming certain conditions are met, including the issuance by us to Fusion Capital of an additional 491,468 shares of common stock as compensation for the additional commitment, Fusion Capital would then be committed to purchase the shares under the agreement for 18 months following the date we exercise this option.

OUR TERMINATION RIGHTS

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. This notice will be effective one trading day after Fusion Capital receives it.

EFFECT OF PERFORMANCE OF THE COMMON STOCK PURCHASE AGREEMENT ON OUR STOCKHOLDERS

We have filed a registration statement registering for resale all shares that may be sold to Fusion Capital under the common stock purchase agreement. All shares sold under the common stock purchase agreement will be freely tradable so long as such registration statement is available. We anticipate that shares sold under the common stock purchase agreement will be sold by Fusion Capital over a period of approximately 16 months from the date of this prospectus. The sale of a significant amount of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount,
(2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

NO SHORT-SELLING OR HEDGING BY FUSION CAPITAL

Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

EVENTS OF DEFAULT

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

         o the effectiveness of the registration statement filed for the shares to be sold under the common stock purchase agreement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

         o suspension by our principal market of our common stock from trading for a period of three (3) consecutive trading days;

         o the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National SmallCap Market, the Nasdaq Bulletin Board Exchange, the New York Stock Exchange or the American Stock Exchange;

         o the transfer agent's failure for five (5) trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

         o any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements that has or that could have a material adverse effect on us subject to a cure period of ten (10) trading days;

         o a default by us of any payment obligation in excess of $1.0 million; or

         o any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.


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

COMMITMENT SHARES ISSUED TO FUSION CAPITAL

Under the terms of the common stock purchase agreement, Fusion Capital has received 491,468 shares of our common stock as a commitment fee. Fusion Capital has also received 10,000 shares of common stock as expense reimbursement. Unless an event of default occurs, the 491,468 commitment shares must be held by Fusion Capital until the earlier of 30 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated.

Fusion Capital will receive an additional 491,468 commitment shares of our common stock in the event we exercise our option to increase the aggregate amount that may be purchased under the agreement from $12 million to $24 million. Unless an event of default occurs, these additional commitment shares also must be held by Fusion Capital until the earlier of 30 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated.

NO VARIABLE PRICED FINANCINGS

Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital's prior written consent.


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


                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Securities and Exchange Commission a Form S-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of contracts or other documents but are not necessarily complete. The registration statement, including the exhibits and schedules, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including our company. Additional information about us can be obtained from our Internet website at http://www.microislet.com. The content of this website does not constitute part of this prospectus.

The SEC allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

         o Annual report on Form 10-KSB for the fiscal year ended December 31, 2003;

         o Quarterly report on Form 10-QSB for the period ended March 31, 2004;

         o Current reports on Form 8-K filed March 10, 2004, April 12, 2004 and May 26, 2004; and

         o        Registration Statement on Form 8-A filed May 28, 2005.

Upon receipt of an oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered, a copy of any or all of information that has been incorporated by reference in the prospectus but not delivered with the prospectus, other than the exhibits to those documents. You may request a copy of these filings by writing us at the following address:
William G. Kachioff, Vice President, Finance and Chief Financial Officer, MicroIslet, Inc., 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121, or by telephoning us at (858) 657-0287.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

This prospectus is accompanied by our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," or "should" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" and other sections of this prospectus, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.


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